Schering AG Preliminary Report 2000

Growth strategy yields record results

Berlin, Germany, February 7, 2001; 2000 was a very successful year for Schering AG (FSE: SCH; NYSE: SHR). Sales were 22% up on the previous year at EUR4,493m. This increase was based on a volume growth of 13%, with price adjustments contributing 2% and exchange-rate effects 7%. Preliminary figures for net income show an increase of 20% to EUR327m.

In 2000, we received approval for five new products: Yasmin(R), Mirelle(R), Levulan(R), Fludara(R) Oral, and Climoden(R).

Without taking into account the sales of our newly acquired companies CIS bio international, Mitsui Pharmaceuticals (both of which have been included in the Consolidated Financial Statements since April 2000) and Diatide (included since November 1999), Group sales rose by 17%.

Our activities to accelerate growth in the USA, the world's most important individual pharmaceutical market, led to a marked increase in sales of 28%
(or 12% after adjusting for exchange-rate effects).
Particularly worthy of mention was the fact that Betaferon(R), our product for the treatment of multiple sclerosis (MS), performed outstandingly well with sales growing by 31% in an intensely competitive environment. Magnevist(R), the contrast medium for magnetic resonance imaging, also recorded above-average growth (+41%).

After adjustment for acquisitions, sales in Japan rose by 24%. This was largely due to exchange-rate effects, which accounted for 20% of growth. Sales volume itself was up 6%, while price effects shaved 2% off the overall increase. Betaferon(R) was introduced to the Japanese market during the 4th quarter of 2000, making it the only approved interferon for treating MS in Japan.

We recorded excellent business results in the Latin America/Canada region with sales up 27% (or 16% after adjusting for exchange-rate effects). We were particularly successful in the large markets of Canada (+39%), Mexico (+38%) and Brazil (+27%).

In our Asia region, sales growth reached 21%. This was fueled primarily by 8% higher volumes, the remainder being due to pricing developments (4%) and exchange-rate effects (9%).

Much of the encouraging 14% increase in European sales (9% after adjusting for acquisitions) came from Betaferon(R), sales of which grew by 30%. In Germany, sales were almost 4% higher, a figure that did not quite match the growth of the German pharmaceutical market as a whole.

Female Health Care: Yasmin(R) celebrates a successful launch

We achieved substantial growth in the Fertility Control and Hormone Therapy business area with sales up 15% at EUR1,353m. Sales of Meliane(R), a very low-dose oral contraceptive (+26%), developed extremely well, as did sales of Mirena(R) (+17%). This unique intrauterine hormone-delivery system for long-term fertility control is now used by more than 1.5 million women. We received approval for Mirena(R) in the USA in December 2000; it was introduced in January 2001.

We launched Yasmin(R) in Germany with great success in November 2000. Yasmin(R) is a new oral contraceptive with additional therapeutic benefits. We will introduce Yasmin(R) in more countries in the course of the 2001 financial year. This will further consolidate our outstanding position in Female Health Care. We have taken a leading position in fertility control in Japan with our oral contraceptive Triquilar(R), which now has a market share of 30%.

In the field of hormone therapy, sales of Climara(R), our hormone patch for the treatment of typical climacteric disorders, increased by 14%.

Therapeutics: expansion with our growth star Betaferon(R)

Sales of Betaferon(R) continued to grow in the 4th quarter (+24% compared to the 4th quarter of 1999). Over the full year, Betaferon(R) sales rose by 31% to EUR593m. EUR247m of these sales were in the USA (+31%) and EUR295m in Europe (+30%).

Compared to other interferons, Betaferon(R) has a particularly broad range of applications: it is used not only for the early treatment of the relapsing-remitting form of multiple sclerosis, but also to combat the secondary progressive form of the disease.

Fludara(R) (sales +30%), which has proved its value in the treatment of chronic lymphocytic leukemia (CLL), is now also available in an orally administered form. This product was recently introduced in Britain.

Sales in the Therapeutics business area were 24% up on the previous year. The products of our new acquisition Mitsui Pharmaceuticals have been incorporated into our financial reporting since April. They contributed EUR102m to sales and 9 percentage points to sales growth in Therapeutics.

Diagnostics and Radiopharmaceuticals: world leader Magnevist(R)

The pressure on prices in the Diagnostics and Radiopharmaceuticals business area continued unabated. In this difficult environment we achieved an encouraging volume increase of 22%. Positive exchange-rate effects contributed 10%, more than offsetting the 2% fall in prices, so that sales rose by 31% to EUR1,360m. Of this figure, X-ray contrast media accounted for EUR738m (+14%), magnetic resonance imaging products EUR289m (+23%), application technologies for contrast media EUR205m (+35%), and radiopharmaceuticals EUR117m. Sales of Diatide and CIS bio international, which were included in financial reporting for the first time, contributed 10% to the increase in the business area's sales.

The impressive development of Magnevist(R) (+23%) deserves particular mention. It helped us to further consolidate our world market leadership in contrast media for magnetic resonance imaging.

Dermatology: Advantan(R) shows strong growth

Sales in the Dermatology business area rose by 11%. The main contributors to this expansion were Advantan(R) (+28%) and Nerisona(R) (+15%), our products for treating eczemas.

Levulan(R) was introduced in the USA in the fall of 2000. Levulan(R) is used in photodynamic therapy for the treatment of actinic keratosis, a precancerous skin condition.

Personnel

The average number of employees in the Schering Group rose 6% year-on-year to 23,720. At the same time, personnel costs rose 23% to EUR1,422m.
Excluding acquisitions, the average number of employees rose by 2% to 22,865 and personnel costs by 15% to EUR1,328m. Adjusted for exchange-rate developments and acquisitions, the increase in personnel costs was 9%.

Capital expenditure

Investment was 13% higher than in the previous year at EUR184m (10% excluding acquisitions). Large-scale individual investments were related to activities to concentrate the final production of liquid and solid drugs at the Berlin-Wedding site and to develop our location in Montville, New Jersey, in connection with the expansion of our business activities in the USA.

Preliminary earnings per share up by 22%

Our excellent sales performance led to an encouraging increase in operating profit, even though marketing and selling costs rose faster than sales due to pre-launch expenses for products to be introduced in 2001.

Despite a significant improvement in EBITA, the net earnings of Aventis CropScience, Lyon, a company in which we have a 24% stake, were burdened by additional one-time costs including expenses connected with the StarLink(R) seeds technology. Schering's loss share of EUR59m was largely offset by profits from other financial assets. After the deduction of taxes, which were inflated by special effects, preliminary net income came to EUR327m, 20% up on last year. Earnings per share, at EUR1.65, were 22% higher following our 1999 share buyback program.


Sales by region                                 Schering Group

								1-12/2000	1-12/1999	Change
						% 		(in EURm)				in %
---------------------------------------------------------------
Europe*			2000	45		2,008					+ 14
 				1999	48					1,766

USA				2000	22	  	992						+ 28
				1999	21			  		775

Japan			2000	15	  	670				 		+ 48
                1999	12			  		454

Latin America/	2000	11	  	474						+ 27
Canada			1999	10			  		372


Asia			2000	 4	  	198						+ 21
				1999	 5			  		164

Other			2000	 3	  	151						+  5
business		1999	 4			  		143
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Total					100		4,493		3,674		+ 22

* incl.Africa, Australia and New Zealand







Sales by business area                            Schering Group

								1-12/2000	1-12/1999	Change
							% 		(in EURm)			in %
-----------------------------------------------------------------
Fertility Control/	2000	30		1,353				+ 15
Hormone Therapy		1999	32				1,173

Therapeutics		2000	31		1,402				+ 24
					1999	31				1,128

Diagnostics and		2000	30		1,360				+ 31
Radiopharma-		1999	28				1,040
ceuticals

Dermatology			2000	5	  	221					+ 11
					1999	5				  199

Other sources		2000	4	  	157					+ 17
					1999	4				  134

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Total						100		4,493	3,674		+ 22




Schering Aktiengesellschaft
The Executive Board
Berlin, February 2001


Contacts:
Media Relations: Dr. Friedrich von Heyl (+49 30 468 15296)
Media Relations in the USA: Jane Kramer (+1 973 964 8682)

Investor Relations: Peter Vogt (+49 30 468 12838)
Investor Relations in the USA: Joanne Marion (+1 973 487 2164)

Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering's plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our reports on Form 20-F and Form 6-K. Schering undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances otherwise.